SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 7)*

Titan International, Inc.

(Name of Issuer)

Common Stock, No Par Value Per Share

(Title of Class of Securities)

88830M102

(CUSIP Number)

Janet Yeung MHR Fund Management LLC 1345 Avenue of the Americas, 42nd Floor New York, New York 10105 (212) 262-0005

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	88830M102	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,200,427
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,200,427
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,200,427
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.	88830M102	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,200,427
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,200,427
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,200,427
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	88830M102	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,005,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,005,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,005,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	88830M102	13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS MHR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,005,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,005,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,005,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	88830M102	13D	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,044,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,044,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,044,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.90%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN; HC

Page 7 of 9 Pages

Page 8 of 9 Pages

This statement on Schedule 13D (this “Statement”) amends and supplements, as Amendment No. 7, the Schedule 13D filed on January 21, 2014 (the “Initial Schedule 13D”), which was amended on February 20, 2014 by Amendment No. 1 to the Initial Schedule 13D (“Amendment No. 1”), on February 27, 2014 by Amendment No. 2 to the Initial Schedule 13D (“Amendment No. 2”), and on April 24, 2014 by Amendment No. 3 to the Initial Schedule 13D (“Amendment No. 3”), and on April 30, 2014 by Amendment No. 4 to the Initial Schedule 13D (“Amendment No. 4”), on July 31, 2014 by Amendment No. 5 to the initial Schedule 13D (“Amendment No. 5”), and on December 10, 2014 by Amendment No. 6 to the initial Schedule 13D (“Amendment No. 6” and, together with the Initial Schedule 13D and Amendment No. 1 through Amendment No. 5, the “Schedule 13D”), and relates to shares of common stock, no par value per share (the “Common Stock”), of Titan International, Inc. (the “Issuer”). Capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 6.

Item 4	Purpose of Transaction

Item 4 is hereby amended by adding the following:

On February 26, 2016, the Reporting Persons (together with certain of their affiliates, “MHR”) and the Issuer entered into an agreement (“Agreement”) that permits MHR to acquire, subject to certain conditions and limitations, for a period of three years from February 26, 2016, 15% or more, but less than 20%, of the voting power of the shares of voting stock of the Issuer, without triggering the restrictions that would otherwise be imposed under Section 203 of the Delaware General Corporation Law (“Section 203”). If, during that period, MHR acquires 20% or more, then Section 203, with certain modifications, will apply as a matter of contract. The Issuer also agreed that so long as MHR is in compliance with its obligations under the Agreement during that period, the Issuer will not, without the prior written consent of MHR, adopt a stockholder rights plan or similar “poison pill” rights plan triggered by the acquisition of less than 20% of the voting power of the Issuer’s shares.

In addition, MHR agreed that during that period, so long as an MHR nominee, or someone that is affiliated or associated with MHR, is serving on the Issuer’s board of directors, it will not, without the prior approval of a majority of directors not affiliated or associated with, and not nominated by MHR: (1) solicit proxies or otherwise conduct a proxy contest relating to, among other things: (a) the election or removal of directors, (b) any amendment or modification to the certificate of incorporation, bylaws or any corporate governance policy or business conduct policy of the Issuer, (c) compensation of directors, officers, employees or agents of the Issuer or (d) any business combination (as defined in Section 203) with MHR; (2) form, join or participate in a group as defined under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to any action prohibited by the foregoing, (3) assist, advise, induce or encourage any other person in connection with any action prohibited by the foregoing; (4) agree or offer to take, or encourage or propose the taking of any action prohibited by the foregoing; or (5) take any action that would cause the Issuer to make a public announcement regarding any intention of MHR to take any action prohibited by the foregoing. However, the foregoing prohibition against solicitation of proxies described in clauses (1)(b) and (1)(c) above ceases with respect to any matter that is changed by the board of the Issuer or proposed to be changed by the board of the Issuer by action of the stockholders of the Issuer.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed as Exhibit 1 to this Statement.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following:

The information set forth in Item 4 above is incorporated into this Item 6 by reference.

Item 7	Material to Be Filed as Exhibits

Exhibit No.	Description

1	Agreement, dated as of February 26, 2016, by and among the Issuer and Mark H. Rachesky, M.D., MHR Holdings LLC, MHR Fund Management LLC, MHR Institutional Advisors III LLC, MHR Advisors LLC, MHRC LLC, MHR Institutional Partners III LP, MHR Capital Partners Master Account LP and MHR Capital Partners (100) LP.

Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February 26, 2016	MHR INSTITUTIONAL PARTNERS III LP

	By:	MHR Institutional Advisors III LLC,
its General Partner

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR INSTITUTIONAL ADVISORS III LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR FUND MANAGEMENT LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR HOLDINGS LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MARK H. RACHESKY, M.D.

	By:	/s/ Janet Yeung, Attorney in Fact